Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 FINANCIAL PRODUCTS FACT SHEET (T46)

Offering Period: May 31, 2011 – June 17, 2011
4-year Cert Plus Linked to S&P 500® Index

Return Profile
  4-year securities linked to the performance of the S&P 500® Index
  If the Final Level is equal to or greater than the Initial Level, the investor will be entitled to receive the greater of (i) the Fixed Payment Percentage and (ii) the uncapped participation in the appreciation of the underlying at maturity, subject to the credit risk of the Issuer
  If a Knock-In Event does not occur, the investor is entitled to receive at least their principal amount at maturity, subject to the credit of the Issuer
  If a Knock-In Event occurs and the Final Level is less than the Initial Level, the investor will be entitled to receive a payment at maturity that will be less than their principal amount, subject to the credit risk of the Issuer
Terms & Knock-In Event

Issuer:	Credit Suisse AG (“Credit Suisse”), Nassau Branch
Trade Date:	Expected to be June 17, 2011
Settlement Date:	Expected to be June 24, 2011
Underlying:	S&P 500® Index
Fixed Payment Percentage:	Expected to be between [23.5-27.5]% (to be determined on the Trade Date)
Redemption Amount:	An amount in cash equal to the principal amount of the securities held multiplied by the sum of 1 plus the Underlying Return
Underlying Return:

If (a) the Final Level is equal to or greater than the Initial Level, then the maximum of (i) Fixed Payment Percentage and (ii) [(Final Level – Initial Level)/Initial Level] (b) if the Final Level is less than the Initial Level and (i) a Knock-In Event occurs, then: [(Final Level – Initial Level)/Initial Level]; (ii) a Knock-In Event does not occur, then: zero.

Knock-In Level:	Approximately 70% of the Initial Level
Knock-In Event:	A Knock-In Event occurs if the Final Level of the Underlying is equal to or less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:	June 17, 2015
Maturity Date:	June 24, 2015
CUSIP:	22546TAK7

Benefits
  If the Underlying appreciates, offers either a Fixed Payment Percentage or uncapped participation in such appreciation of the Underlying at maturity
  Reduced downside risk due to a 30% contingent buffer

Hypothetical Returns at Maturity

Percentage Change in Underlying	Underlying Return	Redemption Amount (1)(2)
50%	50%	$1,500
40%	40%	$1,400
30%	30%	$1,300
20%	25.5%	$1,255
10%	25.5%	$1,255
0%	25.5%	$1,255
-10%	0%	$1,000
-20%	0%	$1,000
-30%	-30%	$700
-40%	-40%	$600
-50%	-50%	$500

(1)	Assumes a Fixed Payment Percentage of 25.5% (the mid-point of the expected range, to be determined on the Trade Date)

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks
  Investment may result in a loss of up to 100% of principal
  The securities do not pay interest
  The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse
  The return on the securities is affected by the Knock-In Level and the occurrence of a Knock-In Event
  Redemption Amount will be less than the principal amount if a Knock- In Event occurs and the Final Level is less than the Initial Level, in such case, the return will be based on the percentage change in the Underlying
  (See “Additional Risk Considerations” on the next page)
Product Summary

Horizon (years)	4-year
Principal Repayment	Principal at Risk
Investment Objective	Appreciation
Market Outlook	Bullish

FINANCIAL PRODUCTS FACT SHEET

Offering Period: May 31, 2011 – June 29, 2011
5-year Cert PLUS Linked to S&P 500® Index

Additional Risk Considerations

  Prior to maturity, costs such as concessions and hedging may affect the value of the securities

  Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

  Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.

  As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated May 31, 2011, Underlying Supplement dated June 24, 2010, Product Supplement No. T-I dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010311002126/dp22869_424b2-t46.htm

You may access the product supplement, underlying supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.